Argentex Mining Corporation

2300-1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X2

(604) 601-8366

July 30, 2007

VIA EDGAR & FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Jason Wynn

Dear Mr. Wynn:

Re: Argentex Mining Corporation Request for acceleration of effective date for Registration Statement on Form SB-2 File No. 333-141073

In connection with the Company's Registration Statement on Form SB-2, filed on March 5, 2007 as amended on July 12, 2007, the Company hereby requests acceleration of the effective date of the Registration Statement to 12:00 noon (EST) on Wednesday, August 1, 2007, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

/s/ Kenneth Hicks

Kenneth Hicks

President

cc:	Clark Wilson LLP
Attention: Ethan Minsky (by fax)